

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 30, 2011

<u>Via U.S. Mail</u>

Mark A. Garvey
Executive Vice President and Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re: Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended July 2, 2011**
> **Filed August 26, 2011**
> **File No. 001-03344**

Dear Mr. Garvey:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. We note that the agreement governing the sale of your global body care and European detergents businesses to Unilever N.V., filed as Exhibit 10.2 to the Form 8-K filed on December 5, 2010, includes the transfer and sale of intellectual property rights in territories that include Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us your current and past contacts with Iran, Syria and Sudan, if any, whether through affiliates, subsidiaries, distributors,

resellers or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by those governments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance